UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-49706

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willow Grove Bank 401(k)/ Employee Stock Ownership Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Willow Grove Bancorp, Inc.
170 South Warner Road
Wayne, Pennsylvania 19087

WILLOW GROVE BANK
401(k)/EMPLOYEE STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.

FINANCIAL STATEMENTS:

Reports of Independent Registered Public Accounting Firms	4

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	6

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2005 and 2004	7

Notes to Financial Statements	8

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2005	13

INDEX TO EXHIBITS	14

SIGNATURE

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WILLOW GROVE BANK 401(k)/ EMPLOYEE
STOCK OWNERSHIP PLAN

June 28, 2006	By:	/s/ Joseph T. Crowley
Joseph T. Crowley, on behalf of Willow
Grove Bank as the Plan Administrator

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
Willow Grove Bank 401(k)/Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for plan benefits of Willow Grove Bank 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining ,on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary  information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Beard Miller Company LLP

Paoli, Pennsylvania
June 27, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Willow Grove Bank 401(k)/Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for plan benefits of Willow Grove Bank 401(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2005

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value:
Common stock	$7,829,161	$8,890,173
Mutual funds	2,708,866	2,114,260
Money market fund	3,283,366	3,247,711
	13,821,393	14,252,144

Loans to participants, at cost	344,827	351,373
Receivables:
Participants’ contributions	60,327	—
Employer’s contributions	10,475	—
Total receivables	70,802	—
Total Assets	14,237,022	14,603,517
Liabilities
Investment purchases payable	—	14,074
Excess contributions payable	11,617	2,083
Total Liabilities	11,617	16,157
Net Assets Available for Plan Benefits	$14,225,405	$14,587,360

See accompanying notes to financial statements.

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Investment Income
Net (depreciation)appreciation in fair value of investments	$(1,435,244)	$1,221,378
Interest and dividends	506,488	290,982
Net Investment (Loss)Income	(928,756)	1,512,360
Contributions
Employer	753,704	696,959
Participants	710,544	545,197
Rollovers	23,408	4,695
Total Contributions	1,487,656	1,246,851
Total Additions	558,900	2,759,211
Deductions
Benefits paid directly to participants	907,138	1,466,032
Excess contributions to be refunded	11,617	2,083
Administrative Expenses	2,100	-
Total Deductions	920,855	1,468,115
Net (Decrease)/Increase	(361,955)	1,291,096
Net Assets Available for Benefits - Beginning of Year	14,587,360	13,296,264
Net Assets Available for Benefits - End of Year	14,225,405	$14,587,360

See accompanying notes to financial statements.

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2005 and 2004

1.                                      Description of the Plan

The Willow Grove Bank 401(k) Employee Stock Ownership Plan (the Plan), initially called the Willow Grove Bank 401(k) Plan and Trust, was established effective January 1, 1993 by Willow Grove Bank (the Bank) to recognize the contribution made to its operation by its employees. Effective December 31, 1998, the Bank adopted the Employee Stock Ownership Plan, which was subsequently merged into the Plan.

After the close of business on August 31, 2005, Willow Grove Bancorp, Inc. (the “Corporation”), the parent holding company for the Bank, completed its acquisition of Chester Valley Bancorp Inc. (“Chester Valley”). As a result of this acquisition, the Plan was amended such that employees of Chester Valley who remain as employees of the Corporation immediately following the merger were credited with years of service, for purposes of determining eligibility to participate in an the vesting of benefits under the Plan equal to the amount of credited service they earned, and to which they were credited, immediately before the merger date under the terms of the Chester Valley 401(k) Plan. In addition, the Plan was amended such that the Corporation make provisions to accept on behalf of the Plan, and deposit to the Plan trust, the assets of the Chester Valley 401(k) Plan on a trust-to-trust basis. On January 4, 2006, assets of the Chester Valley 401(k) Plan of approximately $2.2 million were transferred into the Plan

The following description of the Plan provides only general information and relates to the 401(k) provisions of the Plan unless otherwise indicated. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)  General

The Plan is a defined contribution profit sharing 401(k) plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)  Participation

Employees are eligible to participate in the Plan at age 21, after completing one year of service and being credited with 1,000 hours of service. However, for purposes of salary reduction contributions, an employee is eligible to participate in the Plan after completion of 90 days of service.

(c)  Contributions

The Plan provides for elective employee contributions up to 25% and 15% of compensation for 2005 and 2004, respectively, and a matching Bank contribution of 50% of up to  6% of employee contributions in 2005 and 2004.

The Plan also provides for a non-elective employer contribution, which is determined as a percentage of eligible participant’s salary. The exact percentage contributed is determined by the employer. The Bank contributed 61,459 shares of its common stock in 2005 and 2004 as its non-elective contribution.

In addition, the Bank may elect to contribute a discretionary amount to the Plan through a resolution of the Board of Directors. No discretionary contributions were made for the years ended December 31, 2005 or 2004.

(d)  Participant Accounts

Participants can elect to invest their account balances in any or all of the investment funds available.

Each participant’s account is credited with their contribution, an allocation of the Bank’s contribution, and an allocation of fund earnings. The allocations of earnings is based on participant account balances, as defined in the Plan agreement. The allocation of the Bank’s qualified non-elective and discretionary contribution is based on participant compensation and their election regarding the investment funds available.

(e)  Vesting and Forfeitures

If a participant attains age 65, or becomes permanently and totally disabled or dies, then the full value of the Bank’s contributions allocated to his or her account becomes vested in the participant (or in their successor interest in the event of death) and is nonforfeitable. Prior to the occurrence of such an event, the value of the Bank’s contributions will vest in a participant, based on years of services, as defined. A participant is 100% vested after six years of service.

Notwithstanding the event that gives rise to a participant’s termination of employment, the balance of the participant’s contributions plus actual earnings thereon are always 100% vested and nonforfeitable.

If a participant permanently terminates his or her employment for reasons other than death, total disability, or retirement and is not fully vested, then he or she will forfeit the nonvested balance in his or her account that is derived from Bank contributions. All sums forfeited are used to reduce the Bank’s contribution. Forfeited amounts used to reduce employer contributions for the years ended December 31, 2005 and 2004 were $62,808 and $33,201, respectively. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $52,730 and $55,341, respectively. These accounts will be used to reduce future employer contributions.

(f)  Payment of Benefits

Benefits are paid according to the vested interest to which participants are entitled upon retirement, termination, death, or disability. Benefits are distributed to the participant or beneficiary in installments or in a lump-sum payment as provided in the Plan.

(g)  Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.0% to 10.5%. Principal and interest is paid ratably through payroll deductions.

2.                      Summary of Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

(a)  Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)  Investment Valuation

Investments are stated at fair value as reported by the Trustee as of December 31, 2005 and 2004, based on quoted market prices for the Vanguard Mutual Funds and the Willow Grove Bancorp, Inc. common stock. The Willow Grove Bank Fixed account is valued at cost, which approximates fair value. Participant loans are valued at cost which approximates fair value.

(c)  Investment Income

Investment income is recorded as earned on the accrual basis. Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined on an average-cost basis.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.

(d)  Plan Expenses

All administrative costs associated with the operation of the Plan and of record keeping are paid by the Bank in accordance with the terms of the Plan. Expenses associated with the mutual funds are paid by the Plan.

(e)  Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets available for plan benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(f)  Risks and Uncertainties

The Plan provides for investment options in various mutual funds, Willow Grove Bancorp, Inc. common stock, and a Bank savings account.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

(g)  Payment of Benefits

Benefit payments to participants are recorded when paid.

3.                      Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2005	2004
Investments at fair value:
*Willow Grove Bank Money Market	3,215,862	$3,226,337
*Willow Grove Bancorp, Inc. common stock	7,829,161	8,890,173

* Party-in-interest

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) changed in value by ($1,435,244) and $1,221,378, respectively, as follows:

	2005	2004
Mutual funds	$33,763	$207,784
Common stock	(1,469,007)	1,013,594
Total Investments	$(1,435,244)	$1,221,378

4.                      Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2005	2004
Net assets:
*Willow Grove Bancorp, Inc. common stock Employee Stock Ownership Plan	$4,060,893	$4,349,823

* Party-in-interest

	Years Ended December 31
	2005	2004
*Willow Grove Bancorp, Inc. common stock
Employee Stock Ownership Plan:
Changes in net assets:
Contributions	$614,590	$610,009
Net(depreciation)/appreciation	$(542,896)	733,708
Benefits paid to participants	$(307,788)	(241,551)
Forfeitures	$(47,339)	(16,750)
Transfer to participant-directed investments	$(5,497)	(40,799)
	$(288,930)	$1,044,617

*  Party-in-interest

5.                      Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

6.                      Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the custodian of the Plan. Additionally, certain plan investments are shares of stock and the money market fund of the Plan sponsor, Willow Grove Bancorp, Inc. Therefore, these transactions qualify as party-in-interest.

7.                      Tax Status

On August 17, 2002, the Bank received a favorable determination from the Internal Revenue Service that the Plan is currently designed in compliance with the applicable requirements of the Internal Revenue Code. The Plan’s administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was exempt from federal income taxes.

8.                    Excess Contributions

In order to satisfy the relevant nondiscrimination provisions of the Plan for the year ended December 31, 2005, the Plan reimbursed excess contributions to its participants during 2006. Excess contributions are recorded as a liability as of December 31, 2005 and as a reduction of participant contributions for the year ended December 31, 2005.

WILLOW GROVE BANK 401(k)/EMPLOYEE STOCK OWNERSHIP PLAN
Employer Identification Number:  23-1223014
Plan Number:  003

Schedule H — Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost		(e) Current Value
	Investments at fair value:
*	The Vanguard Funds	Money market fund, 67,504 shares in Vanguard Prime Money Market Fund	(1)		$67,504
*	The Vanguard Funds	Mutual fund, 3,071 shares in Vanguard European Stock Index Fund	(1)		85,065
*	The Vanguard Funds	Mutual fund, 5,142 shares in Vanguard Explorer — Admiral Shares	(1)		359,503
*	The Vanguard Funds	Mutual fund, 3,286 shares in Vanguard 500 Index Trust — Admiral Shares	(1)		377,622
*	The Vanguard Funds	Mutual fund, 7,269 shares in Vanguard Growth Index — Admiral Shares	(1)		200,193
*	The Vanguard Funds	Mutual fund, 11,760 shares in Vanguard Short-Term Federal Fund — Admiral Shares	(1)		120,658
*	The Vanguard Funds	Mutual fund, 1,224 shares in Vanguard Mid-Cap Index Fund — Admiral Shares	(1)		21,581
*	The Vanguard Funds	Mutual fund, 12,837 shares in Vanguard Long-Term Corp. Bond	(1)		122,210
*	The Vanguard Funds	Mutual fund, 10,400 shares in Vanguard Wellington Fund — Admiral Shares	(1)		545,286
*	The Vanguard Funds	Mutual fund, 5,173 shares in Vanguard Wellesley Income Fund — Admiral Shares	(1)		264,012
*	The Vanguard Funds	Mutual fund, 10,838 shares in Windsor II — Admiral Shares	(1)		602,802
*	The Vanguard Funds	Mutual fund, 502 shares in REIT Index Fund	(1)		9,934
*	Willow Grove Bank	Money market fund, 3,215,862 shares Willow Grove Bank Fixed Account	(1)		3,215,862
*	Willow Grove Bancorp., Inc.	Common stock, 517,459 shares in Willow Grove Bancorp, Inc. stock	$4,603,790	(2)	7,829,161
					$13,821,393
*	Participant loans	Loans (interest rates range from 5% to 10.5%)			$344,827

 *   Party-in-interest

(1) Historical cost has not been presented as these investments are participant-directed.

(2) Represents cost for nonparticipant-directed investments with current value of $4,060,893

INDEX TO EXHIBITS

Exhibit	Description
23.1	Consent of Independent Registered Public Accounting Firm, December 31, 2005
23.2	Consent of Independent Registered Public Accounting Firm, December 31, 2004